ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

Jonathan mallin********

STUART REED, ESQ

Harris Tulchin, Esq. *********

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in NY and MI

********licensed in CA and HI (inactive in HI)

December 7, 2022

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Amendment No. 14 to Registration Statement on Form S-1 Filed on December 2, 2022 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 15 (“Amendment No. 15”) to the above-referenced Registration Statement on Form S-1. Amendment No. 15 is marked to show changes made from Amendment No. 14 filed on December 2, 2022. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated December 6, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 14 to Registration Statement on Form S-1

Cover page

1.	Comment: We note your disclosure that provides an “assumed” initial public offering price and states that the actual number of shares you will offer will be determined based on the actual public offering price. Please revise to provide a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered. Additionally, remove your statement that the actual number of shares will be determined based on the actual public offering price. Refer to Item 501(b)(2) and Instruction 1 to Item 501(b)(3) of Regulation S-K.

Response: The Company has revised the disclosure in the cover page of the preliminary prospectus of Amendment No. 15 in accordance with the Staff’s comments above.

If the Staff has any further comments regarding Amendment No. 15 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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